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                                   EXHIBIT 28



     Robert J. Fitzsimmons                             Embargo until
     602/ 207-5759                                     8:00 a.m. (E.D.T.)


                              THE FINOVA GROUP INC.

                            ANNOUNCES RECORD QUARTER,

                        NET INCOME FOR THE THIRD QUARTER

                                  INCREASED 18%

PHOENIX, Ariz., Oct. 16, 1996 -- The FINOVA Group Inc. (NYSE:FNV) today reported record net income of $29.8 million ($1.06 per common share) for the third quarter of 1996 compared to $25.2 million ($0.91 per common share) for the third quarter of 1995, an 18% increase in net income and a 17% increase in earnings per share.

         Net income for the first nine months of 1996 was $85.0 million ($3.04 per common share) compared to $71.1 million ($2.56 per common share) for the first nine months of 1995, an increase of 19% in net income and earnings per share.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, said, "The Company's results reflect FINOVA's continuing success in achieving profitable growth while maintaining credit discipline and operating efficiency." Managed assets increased to $8.0 billion at September 30, 1996, representing an 18%, year over year, increase. This growth was driven by new business and factoring volume of $1.49 billion and $4.22 billion for the third quarter and first nine months of 1996, respectively, representing 23% and 39% increases over the 1995 periods. Meanwhile, backlog at September 30, 1996 was at an all time high of $1.44 billion, a 28% increase over 1995. Interest margins earned improved to 6.0% in the third quarter and 5.9% for the first nine months of 1996, compared to 5.8% for the third quarter and the first nine months of 1995.


                                    --More--


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         Eichenfield also noted, "the quality of FINOVA's portfolio is evident in the continuing low level of account write-offs and nonearning assets." Write-offs as an annualized percentage of average managed assets, which continue to be within the Company's annual guidelines of 0.50% to 0.60%, were 0.56% for the first nine months of 1996, compared to 0.49% for the first nine months of 1995. Nonaccruing assets were 2.2% of ending managed assets, compared to 2.5% at September 30, 1995. Reserves for possible credit losses remained at 2.0% of managed assets and increased to 91% of nonaccruing assets at September 30, 1996, compared to 78% at the end of the third quarter of 1995.

         Operating expenses for the third quarter of 1996 were higher than for the comparable period in 1995, principally due to higher incentive compensation accruals related to improved results and stock performance and the higher volume of new business added during the year. However, operating expenses declined to 43.7% of interest margins earned for the third quarter of 1996 compared to 45.9% one year ago and improved to 44.0% for the first nine months of 1996 from 46.0% in 1995.

         Income taxes were higher primarily due to the increase in pre-tax income. The effective tax rate for the first nine months of 1996 was 37.8%, slightly lower than the 1995 rate of 38.3%.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to mid-size businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

         For more information about The FINOVA Group Inc., visit the company's Website at www.finova.com.




                                       ###


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                              The FINOVA Group Inc.

                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (Dollars in Thousands, except per share data)


                                           Quarter Ended                            Nine Months Ended
                                            September 30,                              September 30,
                                   --------------------------------        --------------------------------
                                       1996                1995                1996                1995
                                   ------------        ------------        ------------        ------------
Interest earned from
 financing transactions            $    197,998        $    171,004        $    569,091        $    489,335
Operating lease income                   23,356              21,283              71,371              62,402
Interest expense                       (101,858)            (93,136)           (298,158)           (267,857)
Operating lease depreciation            (15,247)            (12,980)            (47,150)            (38,891)
                                   ------------        ------------        ------------        ------------
Interest margins earned                 104,249              86,171             295,154             244,989

Provision for possible
 credit losses                          (14,050)            (10,800)            (38,800)            (28,800)
Gains on sale of assets                   2,714               4,646              10,253              11,699
Selling, administrative and
 other operating expenses               (45,598)            (39,583)           (129,992)           (112,578)
                                   ------------        ------------        ------------        ------------
Income before income
 taxes                                   47,315              40,434             136,615             115,310
Income taxes                            (17,552)            (15,284)            (51,610)            (44,163)
                                   ------------        ------------        ------------        ------------
Net Income                         $     29,763        $     25,150        $     85,005        $     71,147
                                   ============        ============        ============        ============

Earnings per common
 and equivalent share              $       1.06        $       0.91        $       3.04        $       2.56
                                   ============        ============        ============        ============
Dividends declared per
 common share                      $       0.24        $       0.22        $       0.68        $       0.62
                                   ============        ============        ============        ============
Average outstanding
 common and equivalent
 shares                              28,031,000          27,771,000          27,971,000          27,845,000
                                   ============        ============        ============        ============



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                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                         Year Ended
                                                                                            or at
                                                          As of September 30,             Dec. 31,
                                                     ----------------------------        ----------
FINANCIAL POSITION:                                     1996              1995              1995
                                                     ----------        ----------        ----------
 Ending funds employed (EFE)                         $7,635,276        $6,609,220        $6,819,057
 Securitizations (2)                                    334,917           133,051           303,304
                                                     ----------        ----------        ----------
   Total managed assets                               7,970,193         6,742,271         7,122,361
 Reserve for possible credit losses                     156,339           131,564           140,333
 Nonaccruing assets                                     172,766           169,180           167,872
 Nonaccruing assets as  % of managed assets                 2.2%              2.5%              2.4%
 Reserve for possible credit losses as a % of:
   Ending managed assets                                    2.0%              2.0%              2.0%
   Nonaccruing assets                                      90.5%             77.8%             83.6%
 Total debt                                          $6,350,043        $5,403,323        $5,649,368
 Stockholders' equity                                   896,581           805,313           825,184
 Backlog                                              1,441,663         1,127,717         1,070,573

                                            For the Quarter Ended             For the Nine Months Ended
                                                 September 30,                       September 30,
                                         ----------------------------        ----------------------------
PERFORMANCE HIGHLIGHTS:                     1996              1995              1996              1995
                                         ----------        ----------        ----------        ----------
 Average managed assets                  $7,693,684        $6,480,053        $7,430,342        $6,243,118
 Average earning assets (3)               6,935,008         5,934,645         6,686,355         5,655,656
 New business                               707,468           685,323         2,099,322         1,689,939
 Factoring volume/floor planning            785,510           528,140         2,118,018         1,337,909
 Write-offs                                  10,983             7,001            31,007            22,868
 Write-offs (annualized) as a % of
  average managed assets                        0.6%              0.4%              0.6%              0.5%
 Interest margins earned
  (annualized) as a % of average
  earning assets                                6.0%              5.8%              5.9%              5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                      43.7%             45.9%             44.0%             46.0%

----------
(1)      Averages for the periods presented are based on month-end balances.

(2) Securitizations are assets sold under securitization agreements and managed by the Company.

(3) Average earning assets equal average funds employed less (average deferred taxes on leveraged leases and average nonaccruing assets).


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